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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Celeste Murphy
Ada D. Sarmento
Sash Parikh
Michael Fay

Re:	Eargo, Inc.
Draft Registration Statement on Form S-1
Submitted November 8, 2019
CIK No. 0001719395

Ladies and Gentlemen:

Eargo, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2019 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 5, 2019 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes two copies of the Registration Statement, one of which has been marked to show changes from the Draft Submission, as well as a copy of this letter.

December 23, 2019

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Overview, page 1

1.

Please revise your disclosure to provide objective support for your statements that your Eargo hearing aids are the “first and only” virtually invisible, rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss and a “first-of-its-kind product” or revise these statements to make it clear that they are management’s beliefs.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 74, 94, 96 and 109 of the Registration Statement accordingly.

Key Advantages of Our Solution, page 7

2.

We note your disclosure that your average net promoter score (NPS) was over 45 for the period from June 2018 to September 30, 2019. Please put this number into perspective for investors and discuss why you view an NPS score of 45 as a positive indicator. Please also revise this section to include a cross-reference to your discussion of NPS on page 64.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 95 of the Registration Statement accordingly.

Implications of Being an Emerging Growth Company, page 9

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 65

4.	Please revise your use of proceeds section to indicate the approximate amount of the proceeds intended to be used for each purpose that you have disclosed. Refer to Item 504 of Regulation S-K.

December 23, 2019

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of the Registration Statement accordingly.

Management’s discussion and analysis of financial condition and results of operations

Overview, page 74

5.	We note you have sold over 25,000 Eargo hearing aid systems as of September 30, 2019. Please clarify whether this number is net of returns.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 74, 94, 104 and 106 of the Registration Statement accordingly.

Factors affecting our business

Return rate, page 75

6.	Please expand your disclosure to identify the primary underlying reasons your customers are returning the purchased products. In addition, describe the reasons your return rate declined during 2019.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement accordingly.

Results of operations

Revenue, net, page 78

7.

You disclose that revenue increased due to increased lead conversion and the commencement of sale of the Eargo Max hearing aids. Please tell us what “lead conversion” means and expand your disclosure to clarify the reason for the increased lead conversion and the reason the Max drove your sales higher.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 81 and 82 of the Registration Statement accordingly.

Critical accounting policies and estimates

Stock-based compensation

Fair value of common stock, page 85

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

December 23, 2019

Business

Overview, page 88

9.	Please provide the basis for your statement on page 89 that you have achieved a “high level of consumer satisfaction.”

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Registration Statement accordingly.

Overview of Hearing Loss, page 91

10.	Please revise the pie chart and bar graphs on this page to better differentiate the levels of hearing loss severity.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 of the Registration Statement accordingly.

Intellectual Property, page 112

11.

Please revise to specify the products, product groups and technologies to which your patents relate, the type of patent protection you have, whether you own or license the patents, the foreign jurisdictions where you currently have patents or patent applications and the expiration dates for your most material patents.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of the Registration Statement accordingly.

Principal Stockholders, page 139

12.

Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Future Fund Investment Company No.4 Pty Ltd, Pivotal Alpha Limited and The Charles and Helen Schwab Living Trust U/A DTD 11/22/1985 if Charles and Helen Schwab are not the trustees.

Response:     The Company respectfully advises the Staff that in the case of Future Fund Investment Company No.4 Pty Ltd (“Future Fund Investment”), the investment and voting decisions are made jointly by three or more individuals that serve on the non-executive board of Future Fund Board of Guardians, which wholly owns Future Fund Investment. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. See Southland Corp. (July 8, 1987). Based upon this analysis, no individual non-executive board member of Future Fund Board of Guardians exercises investment and voting control over the securities held by Future

December 23, 2019

Fund Investment, except with respect to the shares in which she or he directly holds a pecuniary interest. As such, no natural persons are required to be named in the Registration Statement in connection with the shares held by Future Fund Investment.

The Company further advises the Staff that in the case of Pivotal Alpha Limited (“Pivotal Alpha”), the investment and voting decisions of Pivotal Alpha are made jointly by three or more individuals. Based upon the same Southland Corp. analysis, no individual director of Pivotal Alpha exercises investment and voting control over the securities held by Pivotal Alpha, except with respect to the shares in which she or he directly holds a pecuniary interest. As such, no natural persons are required to be named in the Registration Statement in connection with the shares held by Alpha Pivotal.

The Company further advises the Staff that that Charles and Helen Schwab are the trustees of The Charles and Helen Schwab Living Trust U/A DTD 11/22/1985 and consequently no further changes were made to the Registration Statement in this regard.

Consolidated financial statements

Notes to the consolidated financial statements

2. Summary of significant accounting policies, page F-7

13.

Under concentration of credit risk you disclose that 45% of your accounts receivable are from a third-party financing partner as of year-end. Please provide an accounting policy for transactions involving your financing partner. In addition, describe any impact this arrangement has on your accounting for revenue.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-14 of the Registration Statement accordingly.

The Company further advises the Staff that its relationship with its third-party financing vendors consists solely of providing its customers with an option to finance their Eargo hearing aid system purchase through such third parties. If a customer elects to finance their purchase using such third-party financing vendors, the Company receives a non-recourse upfront payment from the third-party financing vendor, less processing fees for the purchase, generally within three days of the sale to the customer. Similar to the accounting for the credit card processing fees, the processing fees are accounted by the Company as an incremental cost of obtaining a contract and recognized immediately as an expense in cost of revenue when incurred. The customer’s financing arrangement does not impact the timing of revenue recognition, as collectability is considered probable at inception of the arrangement and control of the goods transfers to the customer on shipment.

14.

We note from your website that you offer for a fee a one-time replacement for lost or damaged items “not related to normal use.” Please disclose how you account for this “loss and damage policy,” and provide us any necessary additional accounting analysis.

December 23, 2019

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-13 and F-14 of the Registration Statement accordingly.

In response to the Staff’s request for an accounting analysis, the Company notes that the one-time loss and damage replacement policy represents an option with a material right in accordance with ASC Topic 606 based on the following analysis.

The Company first determined that its obligation to replace a customer’s lost or damaged items “not related to normal use” under the Company’s loss and damage policy is a contingent promise, as the replacement units only become available to customers upon the occurrence of a contingent event. Consequently, the Company then considered whether the contingent promise should be treated as a stand-ready obligation or as an option for future goods or services. Based on the factors below, the Company concluded the contingent promise is akin to a customer option.

a.

There is significant uncertainty around whether the contingent event will occur as it occurs with very limited frequency. For example, less than 0.5% of the total units sold during 2018 and through September 30, 2019 were replaced under the loss and damage policy.

b.	When qualifying customers request replacement units, the Company is only then required to transfer the additional distinct goods to the customer.

c.	The Company receives a separate fee for each distinct good that is transferred to the customer under the replacement option.

d.	The promise to the customer is not to continuously perform.

Accordingly, the Company applied the guidance in ASC 606-10-55-41 – 43 to determine whether the option conveys a material right to the customer by comparing the deal discount range for initial sales with discounts offered under the loss and damage policy. A deal discount of 10% to 20% is typically provided in the initial sale, whereas the normal discount on replacement units, whether sold individually or in a bundle, falls in the range of 25% to 60% on average. Accordingly, the Company has determined that a material right exists, as a 25% to 60% discount is incremental to the range of discounts typically given for the hearing devices and charger when sold as a package.

The Company estimated the standalone selling price (“SSP”) of the option with material right performance obligation in accordance with the guidance in ASC 606-10-55-44, which requires entities to estimate standalone selling price when it is not directly observable. The guidance states that the “estimate should reflect the discount that the customer would obtain when exercising the option, adjusted for both of the following: (a) any discount that the customer could receive without exercising the option (b) the likelihood that the option will be exercised.”

December 23, 2019

Because the percentage of units replaced under the loss and damage policy is very low as noted above, and represents less than 0.2% of total revenue during that period, the Company has determined SSP of the option to be immaterial. Further, the Company expects this trend to continue. Accordingly, the Company has concluded that allocation of the transaction price to the option with material right is not practically required based on materiality.

The Company will continue to monitor changes in redemption rates to determine whether SSP of the material right becomes significant and as such, can no longer be deemed immaterial and must be accounted for as a performance obligation. Until such a time, any sale of replacement unit under the “loss and damage policy” is accounted for as a separate stand-alone transaction.

* * *

December 23, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463- 4693 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan C. Mendelson

Alan C. Mendelson, Esq.

of LATHAM & WATKINS LLP

cc:	Christian Gormsen, Eargo, Inc.

Kathleen Wells, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP